Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Meet the man behind controversial iPhone-cracking company Cellebrite

The digital forensics company beloved by British police is coming out of the shadows as it prepares to go public

Margi Murphy, The Telegraph, May 23, 2021

SAN FRANCISCO, UNITED STATES, May 23, 2021 -- Kayleigh Haywood, a 15-year-girl from Measham, Leicestershire, met her killer through Facebook. When her body was found, police used a special phone unlocking device to extract information from her badly damaged and locked smartphone, which helped them track down who she had been messaging and their whereabouts.

This evidence helped uncover her groomer, Luke Harlow and her killer, Luke’s neighbour Stephen Beardman. It also helped clear a suspect who had not been anywhere near the scene at the time of Haywood’s murder.

It would be hard not to argue that in cases like this, the benefits of hacking into a phone to spill its secrets outweigh any individual right to privacy. The same technology was reportedly used to help the FBI into the San Bernardino shooter’s phone when Apple would not, and gather evidence after a shooting at a gay nightclub in Orlando, Florida.

Yet some might wince at the idea of a company helping governments to hack into the phones of their subjects against their will. This has left Cellebrite, the Israeli technology company behind the devices, as a target for privacy and human rights activists who fear it could be used for wrongdoing.

Yossi Carmil, one of Cellebrite’s founders and its chief executive, says that Cellebrite’s moral compass is intact. “We are good guys who help heroes in their work,” he says, speaking over Zoom from Israel a day before the ceasefire with Hamas. “Our entities want to save lives, and save communities, and we are there for them.”

Cellebrite has transformed from its beginnings as a smartphone file backup, transfer and restoration service working with the likes of Orange, T-Mobile and Carphone Warehouse to one of the biggest names in digital forensics. Around 10pc of its business comes from private companies who need to extract data from employee’s phones because of HR issues, intellectual property theft or fraud investigations.

Carmil, 54, has close ties to the military and the police. He spent four years in the army where he was a combat soldier and officer in a special parachuting unit, a part of his life he is “very proud of”. He spent time at Israel’s Ministry of Defence, and later moved to Europe for ten years while working for Bosch and Siemens. He spent much of this time in Germany, where he graduated from Ludwig Maximilian University of Munich with an MBA.

He returned to Israel after the death of his sister, in her 30s, “wearing his Siemens uniform” and met his wife with whom he shares three children. Carmil’s 19-year-old son is also in the military.

Cracking into encrypted apps, which have been made that way for the users’ privacy, has not made Carmil popular among other technology chief executives. Moxie Marlinspike, the chief executive of encrypted messaging app Signal, published a blog in which he outlined a vulnerability that could change messages as Cellebrite extracted them, potentially ruining critical evidence. Marlinspike said it would be easy to do this by installing software onto the phone, which he planned to do in the next update of Signal.

Carmil shrugs this off as media hype, and says that the vulnerability exploitation could never have been replicated in the wild. Nonetheless, the company did push through a software update for security reasons days after Signal published its claims and spoke to customers to alleviate their concerns.

“The area of digital forensics is 20 years old,” says Carmil. “But the area of anti-forensics is also 20 years old and there are plenty of people trying to prove that forensics are not forensically sound.”

British police are some of the most open to new technology

For Carmil, the UK is an important market, with “around 50 law enforcement agencies” using its technology, 17 employees running its sales and marketing operations for Europe and plans to recruit researchers and developers here. Overall it has around 300 people working in this area, with some hired from intelligence agencies and others from the technology companies Cellebrite offers to break into.

Recruiting outside of the intelligence industry may be challenging, as reports about Cellebrite have often focused on its potential for misuse. When asked what Cellebrite can do to make sure that its technology is not used to oppress innocent people or against human rights, Carmil says “it is my responsibility to make sure that good, powerful tool does not fall into the wrong hands”.

He says Cellebrite has a legal department that writes its policies and a compliance officer that reports directly to him. Ahead of its plans to go public, Cellebrite is also establishing an ethics advisory panel to make sure Cellebrite is held accountable. It has already created an ethics board committee.

“We control every license that we sell remotely and we are able to disable or to blacklist every license, even if we have the slightest doubt that something is wrong or misused within the way we think someone is dealing without technology,” he says.

Cellebrite is also beholden to European, US and Israeli sanction lists, which means it is blocked from selling to Iraq, Lebanon or Palestinian territories. It recently made the decision to stop selling to Russia and Belarus, along with China, after it emerged it was being used to extract data from Hong Kong protestors against their will.

Commonly known as a shadowy company, gagged by its confidential contracts, Carmil is keen to become more transparent ahead of its plans to go public in a $2.4bn special-purpose acquisition company, or “blank cheque company” this year.

“We’re not a secretive company,” he says. “It’s probably sexier for the media to build up to talk about, and our customers are limited from giving information about what we do. Not only that, I’ve just made myself very naked, as we say in Israel, in front of the world and his sister because I’m taking the company public.”

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings

TWC Tech Holdings is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite has filed a registration statement on Form F-4 that includes a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Contacts For Cellebrite: Media

Adam Jaffe
VP of Global Communications adam.jaffe@cellebrite.com +1 973 206 7643 - or - Reevemark Renée Soto or J. Peter Donald +1 212 433 4600 cellebrite@reevemark.com

Investors

Anat Earon-Heilborn
VP, Investor Relations +972 73 394 8440 investors@cellebrite.com - or - Michael Anderson Blueshirt Capital Advisors cellebrite@blueshirt.com

For TWC Tech Holdings II Corp.

Jonathan Gasthalter/Nathaniel Garnick Gasthalter & Co. +1 (212) 257-4170 TWCT@gasthalter.com

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